September 4, 2014

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Jan Woo

Attorney-Advisor

Re:      American Doctors Online, Inc.

Registration Statement on Form 10

Filed July 18, 2014

File No. 000-55250

Dear Ms. Woo:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated August 14, 2014, with respect to the above-referenced filing. Amendment No. 1 to Registration Statement on Form 10 of American Doctors Online, Inc., a Delaware corporation (the “Company”), incorporates our responses to your comments. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	Please note that this filing will become effective automatically 60 days after the initial filing date. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if comments remain outstanding. If you conclude that you should withdraw your filing due to unresolved comments, you must file your request for withdrawal before the automatic effectiveness date.

Response 1: The Company will consider withdrawing the Registration Statement on Form 10 before the effective date if comments remain outstanding. If we conclude that we should withdraw our filing due to unresolved comments, we will file our request for withdrawal before the automatic effectiveness date.

2.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Revise the remainder of the filing accordingly.

Response 2: The Company has included updated financial statements and we have revised the remainder of the document accordingly.

Item 1. Business

Overview, page 3

3.	Please disclose the material licensing terms under your Management Services and License Agreement, including but not limited to the financial terms of the agreement as well as the rights and obligations of each of the parties. Also, file the Management Services and License Agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response 3: The Company has included the material terms and has also filed the Management Services and Licensing Agreement as Exhibit No. 10.22.

4.	The Patent Purchase Agreement in exhibit 10.6 indicates that the “Prior Patents” included two patent applications for “System and Method for Delivering Medical Examination, Treatment, and Assistance Over a Network.” In addition, two additional applications are being assigned entitled “Health Care Triage Videoconferencing System” for a total of four patents pending. Please reconcile this information with your statement on page 3 where you state that you have three patents pending.

Response 4: The disclosure on page 3 is correct. There was a provisional patent application entitled “Health Care Triage Videoconferencing System” that expired, however the Company re-filed the application under a new non- provisional patent, therefore only one application currently exists relate to “Health Care Triage Videoconferencing System”.

5.	Please update the information in the first sentence of the fourth paragraph to include data for 2013.

Response 5: The Company has updated the first sentence of the fourth paragraph to include data for 2013.

6.	In the fifth paragraph in this section you refer to the “management and services contracts” that have been in place since 2001. Please tell us whether you have management services contracts other than the September 17, 2011 agreement.

Response 6: The Company does not have any other management services contracts, other than the September 17, 2011 agreement.

Telehealth / Telemedicine Market, page 4

7.	Regarding the industry data and other research you cite in the first paragraph under this caption and below the last bullet point on page 6, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus.

Response 7: The Company is supplementally providing marked copies of the referenced source material. In particular, the Company is providing marked source materials for the following disclosures.

The disclosure in the first paragraph under Telehome and Telehospital/Clinic Segments states: In their October 2013 update to their March 2012 report, BCC has divided the total U.S. telemedicine market of $6.7 billion into two major segments: telehome and telehospitals/clinics. This data comes from Table 26 (pages 94-95) in the BCC Research report (supplemental copy filed).

Second paragraph in the same section; The BCC reports also found that in 2012, the U.S. telehospital/clinics segment accounted for $4.2 billion and is expected to approach $9.2 billion by 2018, with a compound annual growth rate (“CAGR”) of 13.7%. (Source is Table 28, page 96, of the BCC Research report).

The U.S. telehome segment accounted for over $2.4 billion in 2012 and is expected to grow at a CAGR of 23.4% to exceed $8.6 billion by 2018. (Source is Table 26, page 94, BCC Research report).

Final paragraph in the same section; BCC reports that videoconferencing within the U.S. telehospital/clinics segment accounted for approximately $1.4 billion of the total telemedicine market in 2012, and it is expected to grow from 2012 to 2018 at a CAGR of 15% to reach $3.3 billion by 2018. (Source is Table 29, page 97).

BCC estimates that the videoconferencing within the U.S. telehome segment accounted for $436 million in 2012, and is expected to grow to 2018 at a CAGR of 25.4% to reach approximately $1.7 billion by 2018. (Source was Tables 27 and 29, whereby the Company used the percentage (46.9%) of U.S. telehospital videoconferencing ($1,437.2) to the combined telehospital videoconferencing and store and forward markets ($3,065.1), applying the percentage to $930.1, the U.S. telehome market for services (Source is Table 27 on pages 95-96).

Accordingly, the total U.S. videoconferencing telemedicine market in 2012 was approximately $1.8 billion and is expected to be $5.0 billion in 2018. (This amount comes from the totals of videoconferencing from the telehome and telehospital markets on pages 95 and 97, respectively).

Intellectual Property, page 5

8.	Please disclose the expiration date of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response 8: The Company has included the requested information in Amendment No. 1.

Our Strategy, page 5

9.	We note that the “three-month Consulting Agreement” entered into on April 15, 2014 discussed in the last paragraph on page 5 has expired. Please update your disclosure and explain whether this agreement has been extended.

Response 9: We have disclosed that the Company extended the agreement through July 31, 2014, at which time the Agreement was terminated.

Customers, page 6

10. We note your disclosure on page F-10 that you had two customers who accounted for 43.3% and 65% of sales in 2013 and 2012, respectively. Please tell us what consideration you have given to disclosing the material terms of your agreements or understandings with these customers. Tell us also what consideration you have given to filing these agreements as exhibits given their significance to your business operations.

Response 10: We have added a risk factor disclosing our customer concentration and have included related contracts as exhibits. We have also added additional disclosure under “Customers”.

Government Regulation

Physician Referral Prohibitions, page 8

11.	Please clarify the applicability of the regulations discussed in this section regarding physician referral prohibitions to your business.

Response 11: We have eliminated the discussion regarding physician referral prohibitions as the Company has determined it is not applicable to our business.

Item 1A. Risk Factors, page 9

12.	Please include a risk factor that discloses that your auditors have substantial doubt about the company's ability to continue as a going concern. Consider disclosing here and in the Management’s Discussion and Analysis section the amount of additional financing that you will need to obtain in order to continue your operations for at least 12 months.

Response 12: We have included a risk factor that discloses that our auditors have substantial doubt about the company's ability to continue as a going concern. We have disclosed therein as well as in our Management’s Discussion and Analysis section the amount of additional financing that we believe will be required over the next 12 months.

13.	To the extent that management will be dedicating less than their full time to this business, add a risk factor to this effect and include the number of hours that each manager intends to devote to your operations and any potential conflicts of interest that may arise from business activities of the officers and directors. We note your disclosure at the bottom of page 28 that your directors are not obligated to commit their time and attention exclusively to your business.

Response 13: Mr. Hollander, our CFO and a member of our board of directors is the only officer/director dedicating less than their full time to our business. We have added a risk factor to this effect.

We are highly dependent…, page 10

14.	It appears from the Employment Agreements in exhibits 10.3 and 10.4 that they may expire two years from the commencement of employment rather than the date in which the agreement was entered into. Please revise or advise.

Response 14: The intention of the Employment Agreements in exhibits 10.3 and 10.4 were to expire two years from January 1, 2014, the Effective Date (as defined in the Agreement) and we have revised the risk factor accordingly.

The requirement of being a public company…, page 14

15.	Please revise the first sentence to refer to the Securities Exchange Act of 1934.

Response 15: We have revised the first sentence to refer to the Securities Act of 1934.

As a result of becoming a public company…, page 15

16.	Please note that as a smaller reporting company, you are not required to provide the attestation under Item 308(b) of Regulation S-K. Please revise the disclosure in the last paragraph accordingly.

Response 16: We have revised the disclosure as requested.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 15

17.	We note that for your fiscal year end and quarterly results you provide only a tabular presentation with very limited, if any, discussion of your results of operation. Please consider revising to include a narrative that provides a discussion of the business through the eyes of management and that contains an analysis of the underlying reasons for any material changes in your results of operations. Refer to Item 303(a) of Regulation S-K at Release No. 33-8350 (December 29, 2003).

Response 17: We have revised and expanded our discussion.

Security Ownership of Certain Beneficial Owners and Management, page 24

18.	Please consider revising the beneficial ownership chart to disclose, by footnote or otherwise, the amount of voting power held by each of the persons listed in the chart on page 30. We note that the holders of Series A convertible preferred stock have significant voting rights that differ from the percentage of beneficial ownership held by each of the shareholders. Your disclosure indicates that each holder of Series A convertible preferred stock has the right to cast 15 votes for each share while holders of your common stock are entitled to one vote for each share.

Response 18: We have added additional disclosure by footnote that Mr. Bulat owns 100% of the outstanding Series A Convertible Preferred Stock, and that each share of Series A Convertible Preferred Stock has the right to cast fifteen (15) votes for each share, while holders of our common stock are entitled to one vote for each share. We have disclosed that Mr. Bulat’s current voting power is approximately 86.6%, including the Series A Convertible Preferred Stock.

Involvement in Certain Legal Proceedings, page 25

19.	Please remove the qualification that the disclosure is “[t]o the best of [y]our knowledge.”

Response 19: We have removed the qualification that the disclosure is “to the best of our knowledge.”

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

20.	We note that you did not provide disclosure under Item 404 of Regulation S-K for the Management Services and License Agreement with PDRx, the Patent Purchase Agreement with Mr. Bulat, or the agreement with Venture Equity, LLC. Please tell us why you believe that these transactions are not covered by Item 404 or provide the required disclosure.

Response 20: We have provided additional disclosure regarding the Management Services and License Agreement with PDRx, the Patent Purchase Agreement with Mr. Bulat and the agreement with Venture Equity, LLC.

Convertible Promissory Notes, page 28

21.	Please disclose the current and largest aggregate amount of principal outstanding since the date of issuance. Refer to Item 404(a)(5) of Regulation S-K.

Response 21: We have provided the current ($104,055) and largest aggregate amount ($105,055) of principal outstanding since the date of issuance.

Item 8. Legal Proceedings, page 29

22.	Please disclose the name of the court, the date the action was instituted, and the relief sought in the lawsuit against HealthBridge or tell us why you believe such disclosure is not required. Refer to Item 103 of Regulation S-K.

Response 22: We have provided the requested disclosure.

Item 15. Financial Statements and Exhibits, page 37

23.	Please file the patent assignments evidencing the transfer of the four patents described in the table on page 5 to ADOL. Also, file your agreements with ipCapital Group and Premier Purchasing Partners, L.P. or tell us why they are not required to be filed.

Response 23: We have filed as Exhibits 10.14 through 10.17 the four patents described in the table on page 5 to ADOL. We have filed as Exhibits 10.19 to 10.21 the three agreements we had entered into with ipCapital Group. We have filed as Exhibit 10.18 our agreement with Premier Purchasing Partners, L.P.

24.	We note that you filed a Form of Convertible Promissory Notes. Please file copies of the actual agreements.

Response 24: We have filed as Exhibits 10.8 through 10.13 the 6 Convertible Promissory Notes we have issued to Mr. Bulat.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

/s/ Brian Lane

Brian Lane,

Chief Executive Officer

cc: Laura Anthony, Esq.

Legal and Compliance, LLC